UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           FORM 12b-25
                                                  SEC FILE NUMBER
                                                         33-27602
                                                     CUSIP NUMBER
                                                        228-39230
                   NOTIFICATION OF LATE FILING
(Check One):[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
            [ ] Form N-SAR
          For Period Ended:  December 31, 1996
          [ ]   Transition Report on Form 10-K
          [ ]   Transition Report on Form 20-F
          [ ]   Transition Report on Form 11-K
          [ ]   Transition Report on Form IO-Q
          [ ]   Transition Report on Form N-SAR
          For the Transition Period Ended:____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
__________________________________________________________________________
PART I - REGISTRANT INFORMATION

                    Crown Laboratories, Inc.
__________________________________________________________________________
Full Name of Registrant

__________________________________________________________________________
Former Name if Applicable

                    6780 Caballo Street
__________________________________________________________________________
Address of Principal Executive Office (Street and Number)

                    Las Vegas, NV  89199
__________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part
              III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual report,
              transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEE ATTACHED SHEET.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Craig E. Nash, Chairman of the Board and CEO     (702)       696-9300
___________________________________________    __________  _________________
(Name)                                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                              [X]  Yes [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [ ]  Yes [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

__________________________________________________________________________

                         Crown Laboratories, Inc.
          ____________________________________________________
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 1997                 By: Craig Nash, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal
            Criminal Violations (See 18 U.S.C. 1001)


                      GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25)
   of the General Rules and Regulations under the Securities
   Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form
   12b-25 but need not restate information that has been
   correctly furnished.  The form shall be clearly identified  as an amended notification.
5. Electronic  Filers.   This form shall not be used by
   electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).

                Form 12b-25 Part III - Narrative


      Crown Laboratories, Inc. (the "Company") submits this  Form
12b-25 pursuant to Rule 12b-25, 17 C.F.R. 240.12b-25 on April 1,
1997, and provides the following narrative statement describing why the Company's Annual Report on Form 10-K for the period ended December 31, 1996.

     The Company is unable to file its Annual Report on Form 10-K for the period ended December 31, 1996 within the prescribed time period without unreasonable effort or expense for the following two reasons. First, the Company was without the services of a Chief Financial Officer from December 13, 1996 to March 31, 1997. A Chief Financial Officer would have taken charge of the preparation of the Annual Report on Form 10-K. Second, because so many other issuers are also filing Annual Reports on Form 10-K, the Company has been experiencing difficulties in securing the services of a financial printing company to assist in the preparation of its Annual Report on Form 10-K in a timely manner. The undersigned hereby certifies that the reasons described could not be eliminated without unreasonable effort or expense.


                                   Very truly yours,

                                   Crown Laboratories, Inc.

                                   By:  /s/ Craig E. Nash
                                        _______________________
                                        Name:   Craig E. Nash
                                        Title:  Chief Executive Officer